January 31, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. John P. Nolan
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E. Mail Stop 4561
Washington, D.C.  20549

RE:	TrustCo Bank Corp NY
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
Form 10-Q for the Fiscal Quarter ended June 30, 2007
Form 10-Q for the Fiscal Quarter ended September 30, 2007
File No. 000-10592

Dear Mr. Nolan:

By letter dated January 17, 2008, the Commission provided comments on the above-captioned filings.  Set forth below in bold print are such comments followed by response from TrustCo Bank Corp NY (the “Company”) thereto in regular print.

Form 10-K for the fiscal year ended December 31, 2006
Audited Financial Statements
Notes to Consolidated Financial Statements
(2) Adoption of New Accounting Pronouncements, page 36

Question No. 1

1.
We note your response to comment 1 of our letter dated November 2, 2007, comment 2 of our letter dated December 10, 2007 and your SAB No. 99 analysis supporting your conclusion that the overstatement of the allowance for loan losses and the impact on prior period provisions was not material to the applicable consolidated financial statements under the previously applied rollover approach. Your responses appear to indicate that you have applied a non-GAAP allowance for loan loss methodology from the 1990s through December 2006 resulting in an overstatement of your allowance by approximately 13%-17% over the past five years. Please tell us why you knowingly applied this non-GAAP approach and whether there were any business, systems, or process issues that required such an approach.

Response

The Company’s previous methodology was not designed to be a non-GAAP approach to estimating the allowance for loan losses.  Rather, the “life of the loan” approach was initially thought to be an appropriate way to estimate the inherent risk of loss in the Company’s various loan types.  However, upon further consideration of our methodology in the middle of 2005, it was determined that the life of the loan approach was not consistent with GAAP in that it resulted in the reserving for estimated losses which may occur in the future, i.e., over the life of the loan, rather than reserving only for losses inherent in the existing portfolio at the balance sheet date.  Further, the historical net loan charge-off percentages used in our previous methodology were not evaluated and adjusted for environmental considerations, such as those suggested by banking regulators.  The net impact of these errors was evaluated under the rollover method, as previously described, and determined to not be material to the consolidated financial statements, either quantitatively or qualitatively.  In September 2005, the overstatement of the allowance for loan losses was included on our auditors’ summary of unadjusted review differences.

There were no system or process issues that required us to maintain the previous approach.  However, the Company believed that utilizing a consistent approach to calculating the allowance for loan losses would enable the Company to monitor the immaterial error and ensure that the impact remained primarily isolated to the consolidated balance sheet and that the provision for loan losses each period would properly reflect the credit events of that period.

The analysis previously provided (in which the new methodology was retroactively applied and compared to the recorded allowance for loan losses and provision for loan losses for each of the past five years) validated that under the rollover method the error resulting from the non-GAAP approach was not material to the consolidated financial statements. Upon the adoption of SAB No. 108 in 2006, it was determined that the error resulting from the above described non-GAAP approach was material under the “iron curtain” method to quantifying errors.

Question No. 2

2.
We note the qualitative analysis presented in Attachment I of your response to our comment letter dated November 2, 2007 in which you state there have been no meaningful changes in the trending of key asset quality ratios, key income performance indicators or regulatory capital trends as a result of the error. Please tell us how you considered the impact of this overstatement on ratios such as your allowance for loan losses as a percentage of loans outstanding and allowance coverage of nonperforming loans.

Response

The impact of the overstatement of the allowance for loan losses on the ratio of the allowance for loan losses to total loans and the ratio of the allowance for loan losses to non-performing loans is shown below:

Response Cont’d.

	Allowance for loan losses to total loans - Old	Allowance for loan losses to total loans - New	Allowance for loan losses to nonperforming loans - Old	Allowance for loan losses to nonperforming loans - New
12/31/06	2.02%	2.02%	5.0X	5.0X
9/30/06	2.53%	2.09%	6.7X	5.5X
6/30/06	2.63%	2.18%	8.3X	6.9X
3/31/06	2.88%	2.37%	12.8X	10.6X
12/31/05	3.09%	2.57%	14.1X	11.8X
9/30/05	3.34%	2.82%	16.1X	13.6X
6/30/05	3.60%	3.05%	15.9X	13.5X
3/31/05	3.84%	3.25%	15.4X	12.8X
12/31/04	3.98%	3.35%	15.6X	13.1X
12/31/03	4.17%	3.54%	15.0X	12.6X
12/31/02	3.70%	3.17%	10.7X	9.2X

The Company’s loan portfolio is primarily made up of retail loans (commercial loans make up only 14% of total loans at December 31, 2006) and, accordingly, the Company has historically had limited amounts of non-performing loans. As a result, the coverage ratio of the allowance for loan losses to non- performing loans is less relevant for the Company than it is for banking institutions with a more commercial loan concentrated portfolio.

The level of coverage of non-performing loans as shown in the table reflects the adequacy of the allowance for loan losses on both an adjusted and unadjusted basis during the past five years.  Likewise, the ratio of the allowance for loan losses to total loans differs by only 44 to 63 basis points during the last five years when comparing the adjusted and unadjusted ratios.  On both an adjusted and unadjusted basis, the Company’s ratio of allowance for loan losses to total loans and ratio of allowance for loan losses to non-performing loans were in the top quartile in comparison to industry averages.  The adequacy of the allowance for loan losses is clearly evident from both the adjusted and unadjusted ratios.  Further, the trending of these ratios is not affected by the allowance for loan losses error.  The Company believes that the level of overstatement of these ratios caused by the error in the allowance for loan losses did not materially misrepresent the overall adequacy of the allowance for loan losses, the trends in these ratios, or its financial condition.  Further, the Company believes that this immaterial error would not impact our investors’ understanding of the adequacy of the allowance for loan losses, credit risk with respect to our loan portfolio or their decisions with respect to the Company.  Validating this conclusion is the fact that after correcting this error, the Company continued to receive the highest asset quality rating and the highest safety and soundness rating from its banking regulators, as discussed below.

Question No. 3.

3.
As a related matter, you state that the error did not negatively affect the Company’s  compliance with regulatory capital requirements or the results of the Company’s various  regulatory examinations, including safety and soundness examinations.  Please tell us whether the error had any positive affects on these regulatory capital requirements or the results of the Company’s various regulatory examinations, including safety and  soundness examinations and if so, why it is appropriate to exclude such affects from your qualitative analysis.

Response

Both before and after adjusting for the allowance for loan loss error, the Company was classified as “well capitalized” for regulatory purposes.  This is the highest regulatory capital classification.  Therefore, the error in the allowance for loan losses did not negatively or positively affect the Company’s compliance with regulatory capital requirements. Similarly, the results of the Company’s various regulatory examinations, including its safety and soundness examinations, were not affected by the error.  Prior to correcting the allowance for loan loss error in accordance with the transition provisions of SAB No. 108, we reviewed the proposed correction of the allowance for loan loss error with our banking regulators.  Our banking regulators did not object to our correction of the allowance for loan loss error to be made in accordance with the transition provisions of SAB No. 108.

Further, the Company received the highest asset quality rating from its banking regulators for at least the last five years, including in 2006 prior to the correction of the allowance for loan losses error, and in 2007 after the correction.  The Company also received the highest safety and soundness rating from its banking regulators for at least the last five years, including in 2006 prior to the correction of the allowance for loan losses error, and in 2007 after the correction.

Question No. 4

4.
In your response to comment 2 of our letter dated December 10, 2007 you provide a brief description of the change in allowance methodology in December 2006. You state that you removed the previously applied non-GAAP “life of loan” element, which extrapolated historical loan loss experience over the future expected lives of the respective loan portfolios, and included consideration of qualitative factors that affect credit risk in the Company’s loan portfolio.  In order to help us better understand the systematic analysis and procedural discipline applied in both methodologies and the reasons for the change in methodology, particularly since you changed from a non-GAAP methodology to a GAAP methodology, please provide us with a tabular presentation comparing and contrasting the two methods.  At a minimum, your response should address each of the following:

a)	How you determine each element of the allowance;
b)	which loans are evaluated individually and which loans are evaluated as a group;
c)	how you determine both the allocated and unallocated portions of the allowance;
d)	how you determine the loss factors you apply to your graded loans to develop a general allowance;
e)	when and how you recognize changes in delinquencies, non-accrual loans, non-performing loans, etc;
f)
how you determine periodic reserve percentages for each delinquent and non-performing loan component and when you recognize them including similarities and dissimilarities in this regard and how this impacts your periodic loan loss provisions and period ended total allowance for loan losses balance;

g)	what self-correcting mechanism you use to reduce differences between estimated and actual observed losses.

Response to Question 4 a

The Company’s allowance of loan loss calculation in both the new methodology and the previous methodology segmented the loan portfolio into the primary loan types offered by the Company, as follows:  commercial loans, mortgage loans, home equity loans, home equity lines of credit and installment loans.

Each element of the allowance for loan losses as determined under the new methodology and the previous methodology is described below on the following page:

Allowance for Loan Losses Elements	Previous Methodology	New Methodology
Loans not classified or otherwise separately considered in the allowance analysis
An initial annualized loss factor was determined based upon historical net loan loss experience for each of the above noted loan types.  For the commercial loan portfolio, the net loss experience had been a net recovery in recent periods.  Given that the Company did not expect recoveries to continue, an industry normalized net charge off percentage was estimated.

The net loan loss percentages, determined as described above, were then multiplied by the estimated life of each loan type (for example, mortgage and home equity loans 9 years, commercial loans 7 years, and installment loans  3 years).  The resulting factors were applied to the outstanding loan balances for each respective loan type to arrive at the allowance for loan losses for loans not classified or otherwise separately considered in the allowance analysis.

The annualized historical net loan loss percentage is determined for each of the loan types noted above.  For the commercial loan portfolio, the net loss experience had been a net recovery in recent periods.  Given that the Company did not expect recoveries to continue, an industry normalized net charge-off percentage was estimated.  This historical net loan loss percentage is adjusted based upon specific environmental considerations for each loan type consistent with banking regulatory guidelines, including the following:

•  Trends in delinquencies and non- accrual risk factors
•  Trend and volume and terms of loans
•  Effects of changes in lending policies
•  Ability and depth of management
•  National and local economic trends
•  Concentration of credit
•  Rising interest rates
•  Highly leveraged borrowers

 The combination of the annualized historical net loan loss percentage and the adjustments for specific environmental considerations for the respective loan types is then applied to the outstanding loan balances for each respective loan type to arrive at the allowance for loan losses required for loans not classified or otherwise separately considered in the allowance analysis.

Loans subject to loan grading
Commercial loans are the only loan type subject to loan grading.  Given the Company’s limited amount of classified commercial loans, this element of the allowance for loan losses has always been an insignificant component of the total allowance analysis.  The allocation of the allowance for loan loss balance to this element has not exceeded $417 thousand in the last five years and has averaged only approximately $125 thousand over those years.

Based upon loans graded as special mention, substandard and doubtful and in consideration of the loss experience at the Company as well as throughout the industry, as reviewed with our banking regulators, we apply a 2.5% reserve on special mention loans, a 5% reserve on substandard loans and a 50% reserve on doubtful loans.
No change from previous method.

Loans with original LTV ratios greater than 90%
For loans originated with a loan to value ratio (LTV) greater than 90%, the Company utilized the historical annualized net loan charge-off experience from this group of loans, adjusting for the increased inherent risk of loss given the high LTV ratio.  This factor is then applied against the total loans with LTV ratios at origination greater than 90%.
No change from previous method
Delinquent Loans
For loans past due greater than 90 days (regardless of accruing status), the Company utilized the historical annualized net loan charge-off experience by loan type as determined for the loans not classified or otherwise separately considered in the allowance analysis, as described above, adjusting for the increased inherent risk of loss given the delinquency status of the loans.   This factor was then multiplied by the estimated life (i.e., number of years) of each loan type which is then applied to the delinquent loans within the respective loan types.

Same as the previous method, except the historical annualized net loan charge-off experience by loan type is adjusted for specific environmental considerations consistent with the analysis performed for the loans not classified or otherwise separately considered in the allowance analysis.  There is no adjustment based upon the estimated life of each loan type.  After adjusting for the increased inherent risk of loss given the delinquency status of the loans in this element, the resulting loss factor is applied to the delinquent loans within the respective loan types.

Policy Exceptions
For loans originated as exceptions to the lending policy, such as debt service coverage exceptions, the Company utilized the historical net loan charge-off experience by loan type as determined for the loans not classified or otherwise separately considered in the allowance analysis, as described above, adjusting for the increased inherent risk of loss given that these loans were originated with policy exceptions.   This factor was then multiplied by the estimated life (i.e., number of years) of each loan type which was then applied to the total loans in this element.

Same as the previous method, except the historical annualized net loan charge-off experience by loan type is adjusted for specific environmental considerations consistent with the analysis performed for the loans not classified or otherwise separately considered in the allowance analysis.  There is no adjustment based upon the estimated life of each loan type.  After adjusting for the increased inherent risk of loss given that these loans were originated with policy exceptions, the resulting loss factor is applied to the respective loan types originated with policy exceptions.

Impaired Loans
The Company’s impaired loans have been retail loans restructured in a troubled debt restructuring.  The resulting required allowance for loan losses, determined in accordance with SFAS No. 114, has always been an  insignificant component of the total allowance.  The allowance for loan loss related to impaired loans has not exceeded $250,000 in the past five years and has averaged only $150,000.
No change from previous method
Unallocated Allowance
The unallocated allowance for loan losses under the previous methodology represented the imprecision inherent in the estimation of the allowance for loans losses as well as consideration of certain economic factors.

There is no unallocated allowance for loan losses under the new methodology.  Specific environmental considerations, as well as the imprecision inherent in the estimation process, are addressed in estimating the allowance for each loan type.

Response to Question No. 4 b-g

Questions No. 4 b - g	Previous Methodology	New Methodology
b) Which loans are evaluated individually and which loans are evaluated as a group
All commercial loans are subject to evaluation individually and are graded as “pass” loans, “special mention” loans, “substandard” loans and “doubtful” loans, as those terms are defined by our banking rgulators.  Loans considered to be impaired under SFAS No. 114 were evaluated individually in order to determine the measurement of impairment.

 All other loans were evaluated on a pooled basis.
No change
c) How you determined both the allocated and unallocated portions of the allowance	See above.	See above.
d) How you determine the loss factors you apply to your graded loans to develop a general allowance	See above.	No change
e) When and how you recognize changes in delinquencies, non-accrual loans, non-performing loans, etc;
All loans are categorized into the elements shown above, including delinquent loans and impaired loans. Fluctuations in delinquencies, non-accrual loans, non-performing loans, etc. were recognized when changes occurred in those respective elements of the allowance calculation.
No change
f) How you determine periodic reserve percentages for each delinquent and non-performing loan component and when you recognize them, including similarities and dissimilarities in this regard and how this impacts your portfolio loan loss provisions and period ended total allowance for loan losses balance
	See above.	See above.
g) What self-correcting mechanism you use to reduce differences between estimated and actual observed losses	As net loan charge-off histories are updated each period, differences between actual results and previous net charge-off experience were reflected in the updated net loan charge-off amounts.	No change.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  If you have any questions or we can be of further assistance to you in the review process, please call me at (518) 381-3696.

Sincerely,

Robert T. Cushing
Executive Vice President & Chief Financial Officer